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                                                                    EXHIBIT 99.3

                                Petsec Energy Ltd
                                  Certification
            Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States
                                      Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and
(b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Petsec Energy Ltd, an Australian public limited liability company (the "Company"), hereby certifies that:

The Annual Report on Form 20-F for the year ended December 31, 2002 (the "Report") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:     June 27, 2003

Name:      Terrence Norman Fern
Title:     Chief Executive Officer

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

A signed original of this written statement required by section 906 has been provided to Petsec Energy Ltd and will be retained by Petsec Energy Ltd and furnished to the Securities and Exchange Commission or its staff upon request.